UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
HALEON PLC
(Name of Issuer)
Ordinary Shares, nominal value £1.25 per share
American Depositary Shares, each representing two Ordinary Shares
(Title of Class of Securities)
405552100**
(CUSIP Number)
Margaret M. Madden, Esq.
Senior Vice President and Corporate Secretary,
Chief Governance Counsel
Pfizer Inc.
66 Hudson Boulevard East
New York, New York 10001-2192
(212) 733-2323
Copy to:
Jacob A. Kling, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 11, 2023
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
**    This CUSIP applies to the Issuer’s American Depositary Shares, each representing two Ordinary Shares. No CUSIP has been assigned to the Ordinary Shares.

1		NAMES OF REPORTING PERSONS Pfizer Inc. (“Pfizer” or the “Reporting Person”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,955,063,626 Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,955,063,626 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,955,063,626 Ordinary Shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.0%(1)(2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)    Includes (1) 295,506,362 restricted American Depositary Shares held by Pfizer, representing 591,012,724 Ordinary Shares, nominal value £1.25 per share (“Ordinary Shares”), of Haleon plc (the “Issuer”), and (2) 2,364,050,902 Ordinary Shares held on behalf of Pfizer by Pfizer’s nominee. See Item 5.
(2)    Based upon 9,234,573,831 Ordinary Shares outstanding as of March 10, 2023, as reported by the Issuer on its prospectus filed with the Securities and Exchange Commission on March 24, 2023 pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended.

Explanatory Note

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by Pfizer Inc. (“Pfizer” or the “Reporting Person”) on July 27, 2022, as amended by Amendment No. 1 on February 1, 2023 (the “Schedule 13D”). This Amendment No. 2 amends and supplements the Schedule 13D as specifically set forth herein. Except as set forth herein, the Schedule 13D is unmodified. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 5. Interest in Securities of the Issuer.
The third paragraph of Item 5 of the Schedule 13D is hereby superseded by the following paragraph:

By virtue of the Orderly Marketing Agreement, dated as of June 1, 2022, by and among Pfizer, GSK and the SLPs, as subsequently adhered to by Glaxo Group Limited (“GGL”) on July 25, 2022 (the “Orderly Marketing Agreement”) and the May 2023 Lock-Up Deed (each as described in Item 6), the Reporting Person, GSK, GGL and certain Scottish limited partnerships controlled by GSK (the “SLPs”) may be deemed to have formed a “group” for purposes of Section 13(d)(3) of the Act. Based on information contained in the GSK Filing (as defined below) and GSK's Form 6-K filed with the SEC on May 12, 2023, upon closing of the Block Trade (as defined below), the “group” may collectively be deemed to beneficially own an aggregate of 3,910, 383,736 Ordinary Shares (including interests in Ordinary Shares held indirectly through holdings of Restricted ADSs and Unrestricted ADSs), which represents approximately 42.3% of the Issuer’s outstanding Ordinary Shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person, GSK, GGL and the SLPs are members of any such group. Pursuant to Rule 13d-4 under the Act, the Reporting Person expressly disclaims beneficial ownership of any securities of the Issuer held by GSK, GGL and the SLPs, and nothing herein shall be deemed an admission by the Reporting Person as to the beneficial ownership of any such securities. GSK has filed a separate statement of beneficial ownership on Schedule 13D pursuant to Rule 13d-1(k)(2) under the Act containing the required information for itself and the SLPs (as it may be amended, the “GSK Filing”). The Reporting Person assumes no responsibility for the information contained in any filings by any other person, including the GSK Filing and any other filings made by GSK and the SEC. Except as disclosed herein, this Schedule 13D does not reflect any Ordinary Shares, Restricted ADSs or Unrestricted ADSs beneficially owned by GSK, GGL or the SLPs.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby supplemented as follows:
May 2023 Lock-Up Deed
On May 11, 2023, in accordance with the Orderly Marketing Agreement, Pfizer entered into a lock-up deed (the “May 2023 Lock-Up Deed”) with GGL, the SLPs and Merrill Lynch International (“Bank of America”) in connection with GGL’s recently announced sale of Ordinary Shares pursuant to a secondary block trade agreement with Bank of America (the “Block Trade”). Pfizer did not sell any Ordinary Shares or Restricted ADSs in the Block Trade. Pursuant to the May 2023 Lock-Up Deed, Pfizer has agreed not to offer, sell, lend, pledge or engage in any other disposal of Ordinary Shares, Restricted ADSs or Unrestricted ADSs (and has agreed to procure that each member of its corporate group likewise abides by the same restrictions) for a period of 60 days commencing on May 15, 2023, the closing date of the Block Trade. The Lock-Up Deed provides that the lock-up may be released during such period (which shall apply pro rata to Pfizer, on the one hand, and GGL (together with the SLPs), on the other hand, in accordance with their relative ownership interests in the Issuer as of the date of the release, or in such other proportions as Pfizer and GGL may mutually agree in writing) upon the written agreement of Bank of America.

The foregoing description of the May 2023 Lock-Up Deed does not purport to be complete and is qualified in its entirety by reference to the actual terms of such agreement, which is filed as Exhibit 99.1 to this Amendment No. 2 and is incorporated by reference herein.

Item 7. Materials to Be Filed as Exhibits.

99.1	Lock-Up Deed, dated as of May 11, 2023, by and among GGL, Pfizer, the SLPs and Bank of America.*
* Filed herewith.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 15, 2023
PFIZER INC.
By:    /s/ Susan Grant
Name:  Susan Grant
Title:    Assistant Secretary